Exhibit 99(a)(8)

5835 Peachtree Corners East, Suite D
Norcross, GA 30092

Guided Therapeutics Announces Extension of Warrant Exchange Offer

NORCROSS, GA (June 28, 2012) – Guided Therapeutics, Inc., (OTCBB: GTHP) (OTCQB: GTHP), today announced that it has extended its previously announced exchange offer for certain of its outstanding warrants to purchase up to an aggregate of approximately 28.4 million shares of its common stock. The warrants eligible for exchange have an exercise price of $0.65 per share and exercise periods ending on July 26, 2012 or March 1, 2013.

The exchange offer will now expire at 5:00 p.m. (Eastern) on Thursday, July 5, 2012, unless extended. The purpose of this extension is to allow holders of eligible warrants additional time to tender their warrants for exchange.

Notice of the extension is being provided to all holders of eligible warrants pursuant to a Supplemental Letter to Holders of Original Warrants. No other changes to the exchange offer are being made at this time and the offer remains subject to the terms and conditions set forth in the Offer to Exchange, the documents referred to therein and all other documents related to the exchange offer.

As of June 27, 2012, holders of eligible warrants exercisable to purchase approximately 10,305,040 shares of the Company’s common stock had tendered such warrants for exchange.

Holders of eligible warrants should read the Tender Offer Statement on Schedule TO, as amended and supplemented, including all exhibits thereto, that the Company has filed with the SEC, because such documents contain important information about the exchange offer. Holders of eligible warrants may obtain the Tender Offer Statement, including all exhibits and any supplements thereto, as well as the Company’s other filings with the SEC, without charge from the SEC’s website, http://www.sec.gov. In addition, holders of eligible warrants may obtain copies of the Offer to Exchange, the documents referred to therein and all other documents related to the exchange offer without charge from the Company by directing requests to the Company at Guided Therapeutics, Inc., 5835 Peachtree Corners East, Suite D, Norcross, Georgia 30092, Attn: Jacque Tapley, or by telephone at (770) 242-8723. Any questions concerning the exchange offer may be directed to the Company as described above.

About Guided Therapeutics

Guided Therapeutics, Inc. (OTCBB: GTHP) (OTCQB: GTHP) is developing a rapid and painless testing platform for the early detection of disease based on its patented biophotonic technology that utilizes light to detect disease at the cellular level. The Company’s first planned product is the LuViva® Advanced Cervical Scan, a non-invasive device used to detect cervical disease instantly and at the point of care. In a multi-center clinical trial, with women at risk for cervical disease, the technology was able to detect cervical cancer up to two years earlier than conventional modalities, according to published reports. Guided Therapeutics has also entered into a partnership with Konica Minolta to develop a non-invasive test for Barrett’s Esophagus using the technology platform. For more information, visit: www.guidedinc.com.

The Guided Therapeutics LuViva® Advanced Cervical Scan is an investigational device and is limited by federal law to investigational use. LuViva, the wave logo and "Early detection, better outcomes" are registered trademarks owned by Guided Therapeutics, Inc.

Forward-Looking Statements Disclaimer: A number of the matters and subject areas discussed in this news release that are not historical or current facts deal with potential future circumstances and developments. The discussion of such matters and subject areas is qualified by the inherent risks and uncertainties surrounding future expectations generally and also may materially differ from Guided Therapeutics’ actual future experience involving any of or more of such matters and subject areas. Such risks and uncertainties include those related to the exchange offer, as described in the Offer to Exchange, as well as those related to: the early stage of products in development, the uncertainty of market acceptance of products, the uncertainty of development or effectiveness of distribution channels, the intense competition in the medical device industry, the uncertainty of capital to develop products, the uncertainty of regulatory approval of products, dependence on licensed intellectual property, as well as those that are more fully described from time to time under the heading “Risk Factors” in Guided Therapeutics’ reports filed with the SEC, including Guided Therapeutics’ Annual Report on Form 10-K for the fiscal year ended December 31, 2011, and subsequent quarterly reports.

# # #

Contacts:

Investors: Alison Ziegler, Cameron Associates, 212-554-5469

Bill Wells, Guided Therapeutics, 770-242-8723 Ext. 241